Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Place of Incorporation
China Dahua Group International Holding Property Ltd.	British Virgin Islands
Haoyu Group Limited	Hong Kong
Chongqing Difa Investment Management Limited Company	PRC
Chongqing Zhongbao Investment Group, Ltd.	PRC
Chongqing Weitai Real Estate Management Company	PRC
Chongqing Zhaoli Real Estate Consulting Company	PRC
Shaanxi Zhongbao Real Estate Development Company	PRC